September 12, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Lily Dang

RE:	ParcelPal Logistics Inc.
Form 20-F for the Fiscal Year ended December 31, 2021
Filed May 4, 2022
File No. 000-56191

Dear Ms. Dang:

Set forth below are the responses of ParcelPal Logistics Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 26, 2022, with respect to the Company’s report on Form 20-F, filed with the Commission on May 4, 2022 (the “Annual Report”).

Concurrently with the submission of this letter, we have filed through EDGAR a Form 20-F/A to incorporate, where applicable, any additional disclosures or responses deemed responsive in this regard.  For your convenience, each response below is prefaced by the text of the Staff’s corresponding comment in bold text.   All references to page numbers and captions correspond to the Staff’s letter of August 26th, unless otherwise indicated.

Form 20-F for the Fiscal Year ended December 31, 2021
Operating and Financial Review and Prospects
Operating Results, page 23

1. We note that in discussing your cost of revenue for year 2021 compared to year 2020 on page 24, and for year 2020 compared to year 2019 on page 25, you attribute an increase in cost of revenue partially to higher vehicle fuel costs, though two lines later you indicate that vehicle fuel costs decreased during the period.

You also have disclosure on page 7 indicating that fuel and energy costs have increased in part due to the recent invasion of Ukraine by Russia, and on page 8 you describe various supply chain and workforce shortages arising from the Covid-19 pandemic, and you state that such shortages “have adversely affected” your operating results.

Please expand your disclosures under this heading to address the apparently conflicting disclosures about vehicle fuel costs (e.g. indicate the extent to which the change in total vehicle fuels costs is attributable to changes in prices and changes in volumes), and provide details including quantification of the adverse effects of the supply chain and workforce shortages to comply with Item 5.A and D of Form 20-F.

Response to Comment No. 1.

(i)          The notation to higher fuel costs at the end of the noted paragraphs (relating to the cost of revenue in the comparison periods of 2021 vs 2020, and 2020 vs 2019) was a typographical error, and has been struck.  We have also added clarifying disclosure about the decrease in our fuel costs for the respective periods, as the reasons are attributable to two separate items.  First, in the latter period, early in the fiscal year (February 2021), we entered into a new contract with Amazon that provides for direct fuel cost coverage for the routes we service for them, which removed the cost from our direct revenues related to this contract revenue.  In the earlier period of 2019-2020, the cost of fuel actually decreased per gallon over the comparative year.  We have clarified the distinction via the updated disclosure.

With respect to the Risk Factor language on pages 7 and 8 of the 20-F, we have further updated the language to provide additional clarity on the supply chain and workforce shortages arising from the Covid-19 pandemic, energy policy and international conflicts which have caused our costs to rise, and to note prospectively how the events in early 2022 may continue to affect our operating results as a result of the increased cost of doing business via higher wages and higher vehicle acquisition/replacement costs resulting from these issues.

2. We note that you mention several events elsewhere in the filing that may have material effects on your results of operations, including disclosures of the acquisition of Web to Door Trucking Corp. in September 2021 on page F-17, and of new business agreements on pages 18 and 19, including a November 2021 agreement with UpMeals, and August 2021 agreements with WeDoLaundry and Farmer’s Meal.

Please expand your disclosures to clarify the extent to which your 2021 revenues and operating results were materially impacted by these developments. Also disclose the status of the October 2021 letter of intent mentioned on page 19, concerning your plans to acquire a delivery service company, provide a description of the business to be acquired, indicate the amount and form of purchase consideration, and identify any uncertainties or steps to be completed and the timeframe.

Response to Comment No. 2.

(i)
In 2021, we were not materially affected by the WeDoLaundry, UpMeals and Farmer’s Meal signings, as the agreements are relatively small financially and collectively generated less than $50,000 in annual revenue in 2021; however, for the sake of transparency, we disclosed their execution.  In 2021, The Web to Door Trucking (WTDT) acquisition did materially affect our financials as the Company recorded revenues of $1,394,558 CAD and net loss of $89,479 CAD related to WTDT from the time to the acquisition in September 2021 through the end of 2021, which is disclosed in the initial 20-F.

(ii)
With respect to the October 5, 2021 letter of intent referenced on page 19 concerning our plans to acquire a delivery service company, that transaction was completed in June 2022 via entry into an asset purchase agreement with Delta Express Delivery, Inc. whereby the Company, acquired a customer contract and related assets between Delta Express Delivery and FedEx Ground. The closing of this acquisition was announced via press release in June 2022, and also included in the Company’s quarterly financial report filed on August 29, 2022.

Liquidity and Capital Resources, page 27

3. We note that your convertible promissory notes include near term maturity dates and provisions for variable conversion terms, incremental balance penalties and higher interest rates in the event of default; as well as provisions that would disallow repayment of the obligations without the consent of Tangiers Global LLC after the maturity dates.

Given the implications of these various provisions we believe that additional disclosures would be required to comply with Item 5.B and D of Form 20-F.

Please provide prominent disclosure under this heading of the total balance owed to this counterparty as of the end of the period covered by your report, a discussion of the maturity dates applicable to such balance, stratified as appropriate, and any intentions that you have for repayment and expectations for conversion by the counterparty.

It should be clear whether you are relying on the counterparty to elect conversion, or have the ability to repay the balances prior to the maturity dates, in which case also discuss the sources of any funds that would be used for this purpose.

If there is uncertainty of your ability to repay the balances prior to the maturity dates and you are unable to compel conversion, discuss the implications if the counterparty does not opt for conversion prior to the maturity dates, and explain whether there would be any limitation on the period over which default conditions could persist.

Also explain how the balances owed could change as a result of the interest rate and “Mandatory Default Amount” provisions, and how the variable conversion rate could change and effect the number of shares that would be issuable.

Please disclose a range for the number of shares that you may need to issue to settle the outstanding balances if the counterparty opts for conversion, under both the fixed and variable provisions based on the market price of your stock at the time of filing your report, and clarify whether there would be any limit on the number of shares that could be required to settle the obligations if the market price of your shares declines.

Response to Comment No. 3.

(i)
All of the convertible notes scheduled in the 20-F have been fully converted and disclosed as such, other than the September 15, 2021 note, as described below.  We have updated the disclosure of this note in the 20-F/A filed simultaneous with the date of this letter to reflect the foregoing final conversion and zero balance due thereunder.

Regarding the September 2021 note, a principal balance due, as of December 31, 2021 remained in the amount of $1.340M USD.  Subsequent to December 31, 2021, Tangiers converted $394,000 USD of this September 2021 note for 9,850,000 common shares at $0.04 US per share in May 2022, leaving a principal balance of $946,000 USD under this note.

As at December 31, 2021, the first tranche of US $700,000 and the second tranche of US $640,000 had been funded and 500,000 common shares were issued to the noteholder as commitment shares for each funded tranche.

Each tranche funded matures at 6 months from the date of funding, if not paid back by the Company at or prior to the maturity date, and carries an 8% interest rate per annum, unless there is an event of default, at which point the interest rate will increase to 18% or the highest rate permitted by law.  It is at our option to repay the principal and interest due thereunder in cash within the first 180 days from the funding date; however, we may not repay this note in cash after 180 days without the consent of the holder. The  note is convertible at the fixed conversion price of $.09 USD per share prior to maturity; however, following the Maturity Date, the note is convertible at any time by the holder at the variable conversion price, subject to the applicable Canadian exchange regulation, which effectively places a floor of $.04 USD per share (or $.05 CAD) per share.  We have updated the disclosure of this note in the 20-F/A filed simultaneous with the date of this letter to reflect the foregoing terms.

(ii)
The range for the number of shares that we may need to issue to settle the outstanding balances if the counterparty opts for conversion under (i) the fixed price would be approximately 10,511,111 shares ($946,000/.09 USD) and (ii) at the variable conversion price (based on a floor of $.04 USD) would be an additional 13,138,889 common shares ($946,000/.04 USD) issued thereunder.  In addition, the holder has a 9.99% ownership cap/blocker at any one time pursuant to the terms of the convertible note.

We have included the additional disclosure items noted above in the 20-F/A that we have filed simultaneous with the delivery of this response letter.

Major Shareholders and Related Party Transactions, page 38

4. We note your disclosure explaining that there are no shareholders owning 5% or more of your common shares except for the CEO. However, we understand from your disclosures in Note 12 to your financial statements that you have issued shares to a single counterparty to settle convertible loans that collectively would exceed this threshold.

Tell us how you have considered these common shares, the convertible note agreements, the investment agreement listed at Exhibit 4.5, and your relationship generally with Tangiers Global LLC and its owners, in determining that no further disclosure is required to comply with Item 7.A and B of Form 20-F, if this is your view.

Alternatively, if you find that your disclosures under this heading are not fully current in reflecting the various aspects and substance of this relationship, please submit the revisions that you propose to comply with the aforementioned guidance.

Response to Comment No. 4.

(i)
The investment Agreement and each of the convertible note agreements entered into with Tangiers Global LLC contain a 9.99% conversion and ownership blocker provision; however, based on communications with the investor, they have not exceeded 4.99% ownership of common stock on a conversion at any time.  As of December 31, 2021, they held only 3,000,000 common shares (which is approximately 1.925% of our outstanding shares as of the reporting period).  With respect to the Investment Agreement, we have not put any exercise notices to Tangiers to date, which discretion to exercise lays solely with the Company.

(ii)
While we believe that Tangiers has not crossed the 5% threshold of converted shares, we have, however, provided the additional disclosures in the description of the notes to clarify further how many shares may be issued upon complete conversion of the outstanding principal at both the fixed price and the variable conversion price, and have added a summary description of this under the “Major Shareholders” section of the 20-F/A, so that shareholders have a clearer description in this respect.

(iii)	Our relationship with Tangiers Global has been positive, and we do not anticipate that changing in the near term.

Tangiers is not a related party pursuant to Item 7.B. of Form 20-F.  Namely, they do not hold a board seat, a board observer seat and do not hold or have the right to appoint directors or management of the Company.  There are also no familial or enterprise relationships as between this investor and the Company or its board.  Simply stated, they are an arm’s length investor and are outside the scope of Item 7.B in this respect as they pertain to the Company.

Financial Statements
Note 12 – Convertible Promissory Note, page

5. Please modify your disclosures under this heading to provide sectional differentiation for convertible promissory notes that have been fully settled as of the end of the period and those with remaining balances owed, and expand your disclosures to include the following additional information pertaining to your convertible promissory note agreements.

• Identify the counterparty in each agreement.

• Provide a summary of the variable conversion price provisions associated with any convertible promissory notes having outstanding balances, and explain whether the fixed or variable conversion provisions would apply, based on circumstances as of the end of the period covered by your report.

• Provide the interest rate and balance adjustment (including quantification based on the Mandatory Default Amount provision) that would apply to each instrument having a balance as of the end of the period in the event of default.

• Quantify the number of shares that would be issuable as of the end of the period covered by your report, based on circumstances at that point in time, to settle the total outstanding balances of your convertible promissory notes, including the related derivative liability, in the event of an election to convert by the counterparty.

• If the number of shares that you calculate for disclosure to address the preceding point are based on the fixed price conversion terms then also quantify the number of shares that would be issuable to settle the notes using the variable price conversion terms to provide a range for the reasonably possible settlement scenarios.

• Describe any instances in which variable conversion prices were relied upon in settling a prior conversion notice, including the circumstances and effects.

• Indicate whether you have any expectation of the counterparty requiring repayment rather than electing to convert the remaining convertible promissory notes.

Response to Comment No. 5.

(i)
We have modified the disclosures related to Note 12 where and as applicable.  The only outstanding convertible note at this time is the September 2021 note.  All other notes entered into between April 2020 and March 2021 have been converted in full and are no longer outstanding.

(ii)	There is no expectations or avenue for the counterparty requiring that we repay the outstanding note in cash, rather than electing to convert any outstanding balance.

(iii)
All other items noted in the Staff’s comments 5 above have been addressed in the modified note, if applicable, as well as in responses to other related or similar comments set forth in the Staff’s letter of August 26th.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (614) 395-7778 or Theodore J. Ghorra, Esq. of Rimon P.C. at (212) 515-9979.

Very truly yours,
PARCELPAL LOGISTICS INC.

By:	/s/ Rich Wheeless
Name:	Rich Wheeless
Title:	Chief Executive Officer

cc:	Karl Hiller (Branch Chief, SEC)
Theodore Ghorra, Esq. (Rimon P.C.)

As filed with the Securities and Exchange Commission on September 12, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)
 (Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from                      to
Commission file number 000-56191

ParcelPal Logistics Inc.
(Exact name of Registrant as specified in its charter)

ParcelPal Logistics Inc.	British Columbia, Canada
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1111 Melville Street, Suite 620, Vancouver, BC V6A 2S5, Canada
(Address of principal executive offices)
Rich Wheeless
Rich@parcelpal.com
Tel. (587) 883 9811
1111 Melville Street, Suite 620, Vancouver, BC V6A 2S5, Canada

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Shares
*Not for trading, but only in connection with the registration of American Depositary Shares. Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding Common Shares of the issuer as at December 31, 2021, was 155,838,733.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  ☐ No  ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☒ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐ No  ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on May 4, 2022.  The purpose of this Form 20-F/A is to amend certain information presented under (1) “Item 5.A., Operating and Financial Review and Prospects, Year 2021 compared to year 2020, and Year 2020 compared to Year 2019”, (2) “Item 3., D., Risk factors”, (3) “Item 5. Operating and Financial Review and Prospects, Convertible notes”, (4) “Item 7., Major Shareholders and Related Party Transactions”; and (5) “Note 12, description of convertible notes”.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above or herein.  No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report. Our independent registered public accounting firm is BF Borgers CPA PC, Lakewood, CO, PCAOB ID 5041.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Year 2021 compared to year 2020

Cost of Revenue
Our cost of revenue increased from C$5,947,895 in 2020 to C$6,253,436 in 2021. This was due to an increase in staff and acquisition/leasing of additional fleet vehicles for more Amazon routes.

Personnel costs increased from C$4,983,299 in 2020 to C$5,674,740 in 2021. This was due to an increase in staff for Amazon routes as well as expansion into new areas.

Vehicle fuel costs decreased from C$396,343 in 2020 to C$112,091 in 2021. This decrease in fuel cost for vehicles was driven by the change in the Amazon payment model pursuant to the terms of the new Transportation Agreement we entered into with Amazon in February 2021, whereby Amazon began providing fuel cards to cover the cost of fuel directly, rather than our Company laying out these costs and seeking reimbursement at preset rates.

Amortization expense decreased from C$388,859 in 2020, to C$346,532 in 2021 due to the Company entering into fewer lease agreements for its delivery fleet.

Year 2020 compared to year 2019

Cost of Revenue
Our cost of revenue increased from C$4,336,556 in 2019 to C$5,947,895 in 2020. This was due to an increase in staff and acquisition/leasing of additional fleet vehicles for more Amazon routes.

Personnel costs increased from C$3,352,985 in 2019 to C$4,983,299 in 2020. This was due to an increase in staff for Amazon routes as well as expansion into new areas.

Vehicle fuel costs decreased from C$422,726 in 2019 to C$396,343 in 2020. This was due to the decrease in per gallon fuel cost for vehicles on average for the full year 2020 versus 2019.

Amortization expense increased from C$349,668 in 2019, to C$388,859 in 2020 due to the Company entering into lease agreements to increase the delivery fleet to meet the delivery demand for Amazon.

Item 3. – D.	Risk factors

Effect of international conflicts on supply chain and energy costs, including fuel costs for delivery fleet.

The demand for, and price of, oil and gas is highly dependent on a variety of factors, including international supply and demand, the level of consumer demand, weather conditions, the price and availability of alternative fuels, actions taken by governments in setting energy policy, and global economic and political developments. Domestic and international oil and gas prices have fluctuated widely in recent years and may continue to fluctuate significantly in the future. Recent fuel and energy costs have risen further for a number of reasons, including the push for green energy alternatives (which are not currently widely commercially available), the closure of domestic oil and gas pipelines and the limitations of fossil fuel exploration on federally owned or controlled lands.  This situation has been exacerbated in 2022 by international conflicts, including the recent military invasion of Ukraine by Russia. While the cost of fueling our Amazon delivery vehicles has largely become a nullity (in terms of the cost of revenue) as a result of the fuel cost coverage provided under our latest contract with Amazon in February 2021 (whereby Amazon provides fuel cards for the vehicles), we have expanded our operations and business customer base to include regions in the United States beginning in 2021 that do not involve Amazon.  These new non-Amazon customer agreements currently provide only a partial reimbursement (or stipend) per gallon for vehicle fuel, which does not reflect the foregoing increases in these costs.  These combined issues have caused our vehicle fuel costs to rise significantly in relation to our non-Amazon customers and, therefore, increased the cost of doing business.  We cannot predict where the price of vehicle fuel will go in the long term, but in the near and intermediate term, such rising costs may continue to negatively impact our operating profits and costs of doing business, thus causing a negative impact on our operating margins.

We may be adversely affected by supply chain issues.

Supply chain issues have struck virtually every industry, including, but not limited to, the manufacturing space, semiconductor and chips, production of home and commercial electronics and appliances, mechanized equipment, automobiles and marine vehicles and other items that require manufacturing, repair or maintenance of products.  All businesses have been negatively affected by both the Covid-19 Pandemic, government imposed restrictions and policies among other tangential effects or each, both domestically and internationally. These issues have also triggered labor and workforce shortages, requiring us to continually search for new drivers at a higher cost of labor (average truck driver wages increase 10.9% in 2021: https://www.furnituretoday.com/logistics/wages-for-truck-drivers-jumped-in-2021), as well as shortages in sourcing new and used delivery vehicles on a timely or cost effective basis.  For example, in 2021, list prices for new work trucks increased more than 13%, and new van prices rose more than 18%. In 2021, the price of used vans averaged $40,000 compared to $33,000 in 2020, and the price of used work trucks increased an average of over 40% (https://www.mwsmag.com/commercial-vehicle-demand-is-rising-and-so-are-prices.). These shortages could continue to affect the availability of our fleet of delivery vehicles from running at maximum or sufficient capacity required to service the needs of current and/or new customers. As a result, any inability to make scheduled deliveries, service growing or new customers or have the ability establish new geographic locales could cause us to experience a reduction or loss in customers, revenues or reduce the growth rate of our company, each or any one of which could adversely affect relationships with existing and prospective customers. These supply chain and workforce shortages have also been and may continue to be impacted by the COVID-19 pandemic, or future variants, and/or may be impacted by other events outside our control, including macro-economic events, trade restrictions, political crises, other public health emergencies, or natural or environmental occurrences.  Our existing customer agreements contain fixed payment terms, and we cannot seek an increase in customer payment rates, if at all, until the renewal term of such contracts.  We believe the trend in higher labor costs and supply chain issues will continue into fiscal year 2022.  As a result, such shortages and increased cost of labor have adversely affected and, could in the future adversely affect, our operating results.

Item 5.	Operating and Financial Review and Prospects

Liquidity and capital resources

Since our inception, our operations have, in significant measure, been financed through the issuance of equity securities. Additional funding has come through convertible debt issuances. We believe that our current working capital (together with access to our available equity line of credit) is sufficient for our present business requirements; however, if we undertake a significant expansion, acquisition or joint venture in Canada, the United States or elsewhere, we will likely need to raise additional capital through one or more sources to fund such transaction(s). While we generate cash flow, it is currently not sufficient to maintain operations. As a result, we believe we will need to raise additional capital, and also have the ability to draw upon the equity line of credit with Tangiers Global, LLC under the terms of the Investment Agreement we entered with them, for our aforementioned expansion plans through the end of 2021.  Such financings may come in the form of equity, debt or through a combination of debt and/or equity financing structures.  See description of our convertible notes below and in the notes to our financials for information relating to their balances, conversion features and other relevant information.

We have incurred significant losses since our inception. We incurred losses of C$4,102,608, C$4,874,082 and C$4,610,512 in 2021, 2020 and 2019, respectively. As at December 31, 2021, the Company had a working capital deficit of C$3,972,955 compared to a working capital deficit of C$2,379,864 as at December 31, 2020.

The Company manages its capital. In doing so, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the year ended December 31, 2021.

Convertible notes

On March 12, 2021, the Company executed a non-brokered private placement pursuant to which it issued an unsecured convertible three tranche note to Tangiers with a face value of US$1,050,000 (the “March Note”). Under the terms of the March Note, US$350,000 was advanced to the Company at closing, and the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares. On April 13, an additional US$325,000 was funded by Tangiers to the Company. On May 27, an additional US$325,000 was funded by Tangiers to the Company.  The March Note carries a one-time guaranteed interest rate of 5% on the principal sum of the funded tranches, and has a maturity date of six months from the effective date of the initial tranche of (or April 12, 2021), and six months from the funding date of each subsequent tranche. The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.13 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.13 per share or (b) 83% of the average of the two lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading days prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE. This Note, at December 31, 2021, carried a principal balance of $566,000; however, subsequent to December 31, 2021 and by the filing date of our annual report, carried a remaining principal balance of $6,000 which had shortly thereafter also been converted and, therefore, satisfying in full the obligations related to this note..

On September 15, 2021, the Company executed a non-brokered private placement pursuant to which it issued an unsecured convertible multi tranche note to Tangiers with a face value of up to US$2,300,000 (the “September Note”). Under the terms of the September Note, US$700,000 was advanced to the Company at closing, and the Company issued 500,000 unregistered common shares to Tangiers as investment incentive shares.  On November 23, an additional US$640,000 was funded by Tangiers to the Company, and the Company issued 500,000 unregistered common shares to Tangiers as investment incentive shares.  We have not taken and the holder has not funded the third tranche of this Note as of the date of this annual report. There is an option for a fourth tranche in the amount of $325,000 to be funded by the noteholder upon mutual agreement of the Company and investor.  The September Note carries a one-time guaranteed interest rate of 5% on the principal sum of the funded tranches, and has a maturity date of six months from the effective date of the initial tranche, and six months from the funding date of each subsequent tranche. In the event of a default by the Company, additional interest will accrue from the date of the event of default at the rate equal to the lower of 18% per annum or the highest rate permitted by law. The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.09 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.09 per share or (b) 83% of the average of the two lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading days prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE, which is effectively a floor of $.05 (CAD) / $.04 (USD) per share.  None of the September Note had been converted as of December 31, 2021, and there remained a principal balance on this note of $1,340,000; however, in May 2022, the principal sum of $394,000 was converted in exchange for 9,850,000 common shares.  Under the terms of this note, we are only permitted to repay the principal and interest due thereunder in cash within the first 180 days following the funding date of any tranche, unless the Noteholder consents to repayment in cash thereafter.  Otherwise, the remaining principal due thereunder, together with interest and fees, is convertible in shares of our common stock at the holder’s discretion pursuant to the fixed or variable conversion terms noted above, subject to the per share conversion price floor.  If the remaining principal balance under this note were converted at the fixed conversion price of $.09 per share, we would issue 10,511,111 common shares, or if at the variable conversion price we would issue up to an additional 13,138,889 common shares, excluding interest.  At any time while the note is outstanding, the holder shall not convert any shares that would result in it holding more than 9.99% of the then outstanding shares of the Company.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

As of December 31, 2021, Rich Wheeless who is the CEO & Director or ParcelPal owns 5.80% of our voting securities.  No other shareholder of ParcelPal holds at least 5% of our voting securities as of December 31, 2021.  Tangiers Global LLC held approximately 1.952% of our outstanding shares as of the close of this reporting period; however, pursuant to the terms of our outstanding convertible note, dated September 15, 2021 (as more fully described in Item 5, description of Convertible Notes), in May 2022, the principal sum of $394,000 was converted in exchange for 9,850,000 common shares based, leaving a current principal balance of $946,000.  If this remaining principal balance were converted at the fixed price, we would issue 10,511,111 common shares, or if at the variable conversion price, we would issue up to an additional 13,138,889 common shares (excluding interest).

The investment Agreement between us and Tangiers Global LLC, and each of the convertible note agreements entered into by us to date, contain a 9.99% conversion and ownership blocker provision, and we have not initiated any puts to the investor under the Investment Agreement since entry.  Other than as set forth above and in our beneficial ownership table in our annual report, we do not believe that any other person or entity beneficially owns or has the right to own 5% or more of our outstanding common stock as of December 31, 2021.

Note 12.	Convertible Promissory Note

The convertible notes issued are as follows:

(1)          On April 14, 2020, the Company issued a convertible note to Tangiers Global LLC for US$367,500, with a guaranteed interest rate of 10%  and an original issue discount of US$17,500. The convertible note provided for funding in two tranches: the first tranche of US$262,500 (CAD - $350,092) funded on April 17, 2020 (“First Tranche”) and the second tranche of US$105,000 (CAD - $139,893) funded on May 7, 2020 (“Second Tranche”). The convertible note had a maturity date of 225 days from the date the cash was received and could be converted into common shares of the Company at a fixed conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 600,000 common shares valued at $nil.

On initial measurement the Company fair valued the conversion option of the First Tranche at $85,981 and allocated the residual value of $264,111 to the loan.  The Company amortized the loan to maturity using an effective interest rate of 37.12%. During the year ended December 31, 2020, the First Tranche was converted into 4,929,897 common shares valued at $756,919.

The conversion option on the Second Tranche was fair valued at $39,528 with the residual value of $100,365 allocated to the loan. The loan was amortized to maturity using an effective interest rate of 49.31%. The loan matured on December 18, 2020, and during the year ended December 31, 2021, the Second Tranche was converted into 1,975,822 common shares valued at $316,132.  As of December 31, 2021, this note had been fully converted and settled the principal balance in full.

(2)          On June 29, 2020, the Company issued a convertible note to Tangiers Global LLC for US$210,000 (CAD - $273,526) with a guaranteed interest rate of 5% and an original issue discount of US$10,000. The note matures on February 9, 2021 and can be converted into common shares of the Company at a conversion price of US$0.08 per common share. As consideration for the convertible note the Company issued 300,000 common shares fair valued at $nil. The conversion option was fair valued at $60,816 with the residual value of $212,710 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 33.98%. The loan was converted on January 13, 2021, into 2,756,250 common shares valued at $468,563.  As of December 31, 2021, this note had been fully converted and settled the principal balance in full.

(3)          On September 29, 2020, the Company issued a convertible note to Tangiers Global LLC for an aggregate principal loan of $525,000, payable in four tranches with a guaranteed interest rate of 5% and an original issue discount of 5%.  The note is convertible at a fixed conversion price of USD $06 per share. At the initial closing, US$157,500 (CAD - $201,178) was funded, and matured on March 28, 2021. As consideration for the first tranche of this convertible note the Company issued 150,000 common shares fair valued at $nil. The conversion option was fair valued at $47,535 with the residual value of $153,643 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 37.44%. On February 2, 2021, the loan was converted into 2,756,250 common shares valued at $385,875.

On October 16, 2020, the second tranche of the convertible note funded for US$78,750 (CAD - $99,239) with a guaranteed interest rate of 5% and an original issue discount of US$3,750. The second tranche of this note matures on April 14, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note, the Company issued 75,000 common shares fair valued at $nil. The conversion option was fair valued at $29,544 with the residual value of $69,695 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 48.62%. On February 17, 2021, the loan was converted into 1,378,125 common shares valued at $325,859.

On December 21, 2020, the third tranche of this convertible note funded for US$105,000 (CAD - $128,770) with a guaranteed interest rate of 5% and an original issue discount of US$5,000. The third tranche of this note matures on June 19, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 100,000 common shares fair valued at $nil. The conversion option was fair valued at $38,631 with the residual value of $90,139 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 49.31%. On May 20, 2021, the loan was converted into 1,837,500 common shares valued at $248,063.

On January 15, 2021, the fourth tranche of this convertible note funded for US$183,750 (CAD - $222,651) with a guaranteed interest rate of 5% and an original issue discount of US$8,750. The fourth tranche of this note matures on July 14, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 175,000 common shares fair valued at $nil. The conversion option was fair valued at $66,795 with the residual value of $155,856 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 52.26%. On May 20, 2021, the loan was converted into 3,215,625 common shares valued at $434,109. As of December 31, 2021, this note had been fully converted and settled the principal balance in full.

(4)         On March 12, 2021, the Company issued a three-tranche convertible note to Tangiers Global LLC for a face value of US$1,050,000. The first tranche was funded for US$367,500 (CAD - $436,699) with a guaranteed interest rate of 5% and an original issue discount of US$17,500. The first tranche of the note matures on September 8, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share prior to the maturity date. As consideration for the convertible note the Company issued 300,000 common shares fair valued at $nil. The conversion option was fair valued at $157,212 with the residual value of $279,487 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 67.96%. On September 22, 2021, the Company issued 2,670,925 common shares to settle US $184,000 of the outstanding balance. The shares were fair valued at $280,447. On November 15, 2021, the Company issued 1,922,707 common shares to settle US $100,000 of the outstanding balance, the shares were fair valued at $182,657. On December 7, 2021, the Company issued 2,111,252 common shares to settle US $83,500, the shares were fair valued at $158,344 and this issuance settled the principal balance of the first tranche in full.

On April 13, 2021, the second tranche of this note was funded for US$341,250 (CAD - $427,873) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. This tranche of the note matures on October 10, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share prior to the maturity date. The conversion option was fair valued at $10,817 and the loan was valued at $396,681. The loan is amortized to maturity using an effective interest rate of 4.88%. On December 7, 2021 and December 29, 2021, the Company issued 417,196 and 2,500,000 common shares to settle US $116,500 of the loan, the shares were fair valued at $31,290 and $137,500 respectively. At December 31, 2021, the outstanding balance of the second tranche was US $257,740 (CAD - $326,763).

On May 27, 2021, the third tranche of this note was funded for US$341,250 (CAD - $412,479) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. This tranche of the note matures on November 23, 2021, and can be converted into common shares of the Company at a conversion price of US$0.13 per common share prior to the maturity date. The conversion option was fair valued at $18,356 and the loan was valued at $374,481. The loan is amortized to maturity using an effective interest rate of 5.98%. At December 31, 2021, the outstanding balance of the third tranche was US$618,500 (CAD $812,091).  Between December 31, 2021 and the date of the filing of the annual report in May 2022, this note had been fully converted based upon the variable conversion price and settled the principal balance in full.

(5)          On closing of the Trucking Acquisition, the Company issued a convertible note to Tangiers Global LLC on September 15, 2021 with face value of up to US$2,300,000 receivable in four tranches. Each of the first three funded tranches will carry a 5% Original Issue Discount (or “OID”). As consideration of the convertible note, the Company shall issue 500,000 common shares to the noteholder for each of the first three funded tranches. As at December 31, 2021, the first tranche of US$735,000 and the second tranche of US$672,000 had been funded and 500,000 common shares were issued to the noteholder for each of the first two funded tranches, valued at $nil.  Should any funded tranche under the terms of this Note not be paid or fully converted prior to the respective maturity dates, then it shall be convertible at the variable conversion price of 83% of the average of the two lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading days prior to the notice of conversion; however, the variable conversion price is subject to a floor of $.05 per share (Canadian)/$0.04 per share USD pursuant to the Company’s exchange listing policy.

The first tranche had a guaranteed interest rate of 8% and an original issue discount for US $35,000. The first tranche of the note matures on March 14, 2022 and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $110,301 and the loan was fair valued at $776,844. The loan is amortized to maturity using an effective interest rate of 20.087%.

The second tranche had a guaranteed interest rate of 8% and an original issue discount for US $32,000. The second tranche of the note matures on May 23, 2022 and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $140,643 and the loan was fair valued at $670,204. The loan is amortized to maturity using an effective interest rate of 25.55%

The fair value of the derivative liability at December 31, 2021 was $206,726 (2020 - $794,631). During the year ended December 31, 2021 the Company realized a loss on fair value of derivative liability of $164,168 (2020 - $287,661) related to conversion and a $51,781 (2020 - $587,577 unrealized loss) in unrealized gain from remeasurement of the outstanding derivative liabilities.

As of December 31, 2021, there remained a principal balance of $1,340,000 under this note; however, on May 2, 2022, $394,000 of this principal balance had been converted, leaving a remaining principal balance of $946,000 USD. In the event of a default under this Note, additional interest will accrue from the date of the event of default at the rate equal to the lower of 18% per annum or the highest rate permitted by law. See Item 5, Convertible notes, of this annual report for a more complete description of this note.

Item 19.	Exhibits

12.1	—	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	—	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ParcelPal Logistics Inc.
(Registrant)

/s/ Rich Wheeless
	Name:	Rich Wheeless
	Title:	Chief Executive Officer, Chief Financial Officer

Date: September 12, 2022